Date: May 13, 2022	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PETROTEQ ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General & Special Meeting

Record Date for Notice of Meeting :	May 18, 2022

Record Date for Voting (if applicable) :	May 18, 2022

Beneficial Ownership Determination Date :	May 18, 2022

Meeting Date :	July 21, 2022

Meeting Location (if available) :	TBD

Issuer sending proxy related materials directly to NOBO:	Yes

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
NAA for Registered Holders	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	71678B107	CA71678B1076

Sincerely,

Computershare

Agent for PETROTEQ ENERGY INC.